# SEC Schedule 13G/A (Amendment No. 23) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Adams Diversified Equity Fund, Inc., CIK 0000002230
CUSIP: 006212104
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 500 East Pratt Street, Suite 1300, Baltimore, Maryland (MD), 21202
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001193125-24-067611
Filed by CIK 0001704182

## Reporting persons
- Edith H. Bergstrom: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,195,000; shared voting power 0; sole dispositive power 1,195,000; shared dispositive power 0; aggregate amount beneficially owned 1,195,000 (1% of the class)
  Comment: The reporting persons may be deemed to be members of a "group" within the meaning of Section 13(d)(3) of the Act and the rules and regulations thereunder. Membership in such group is hereby disclaimed.
  
  The number of shares beneficially owned by Edith H. Bergstrom consists of 1,070,000 shares owned by the Erik E. Bergstrom Charitable Remainder Trust, and 125,000 shares owned by the Edith H. Bergstrom Living Trust. Pursuant to Rule 13d-4, Edith H. Bergstrom hereby disclaims beneficial ownership of all shares owned by the Erik E. Bergstrom Charitable Remainder Trust.
- Edith H. Bergstrom Living Trust: type of reporting person: other (OO); citizenship or place of organization: California (CA); sole voting power 125,000; shared voting power 0; sole dispositive power 125,000; shared dispositive power 0; aggregate amount beneficially owned 125,000 (0.1% of the class)
  Comment: The reporting persons may be deemed to be members of a "group" within the meaning of Section 13(d)(3) of the Act and the rules and regulations thereunder. Membership in such group is hereby disclaimed.
- Erik E. Bergstrom Charitable Remainder Trust: type of reporting person: other (OO); citizenship or place of organization: California (CA); sole voting power 1,070,000; shared voting power 0; sole dispositive power 1,070,000; shared dispositive power 0; aggregate amount beneficially owned 1,070,000 (0.9% of the class)
  Comment: The reporting persons may be deemed to be members of a "group" within the meaning of Section 13(d)(3) of the Act and the rules and regulations thereunder. Membership in such group is hereby disclaimed.
- Erik E. and Edith H. Bergstrom Foundation: type of reporting person: other (OO); citizenship or place of organization: California (CA); sole voting power 0; shared voting power 1,626,883; sole dispositive power 0; shared dispositive power 1,626,883; aggregate amount beneficially owned 1,626,883 (1.3% of the class)
  Comment: The reporting persons may be deemed to be members of a "group" within the meaning of Section 13(d)(3) of the Act and the rules and regulations thereunder. Membership in such group is hereby disclaimed
- Jennifer Benz: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,626,883; sole dispositive power 0; shared dispositive power 1,626,883; aggregate amount beneficially owned 1,626,883 (1.3% of the class)
  Comment: The reporting persons may be deemed to be members of a "group" within the meaning of Section 13(d)(3) of the Act and the rules and regulations thereunder. Membership in such group is hereby disclaimed.
  
  The number of shares beneficially owned by Jennifer Benz consists of 1,626,883 shares owned by the Erik E. and Edith H. Bergstrom Foundation (the "Foundation"). Pursuant to Rule 13d-4, Jennifer Benz, Rodrigo Barillas, Janet Greig, Charles C. Davis and Ndola Prata hereby disclaim beneficial ownership of all shares owned by the Foundation.
- Rodrigo Barillas: type of reporting person: individual (IN); citizenship or place of organization: Guatemala (J8); sole voting power 0; shared voting power 1,626,883; sole dispositive power 0; shared dispositive power 1,626,883; aggregate amount beneficially owned 1,626,883 (1.3% of the class)
  Comment: The reporting persons may be deemed to be members of a "group" within the meaning of Section 13(d)(3) of the Act and the rules and regulations thereunder. Membership in such group is hereby disclaimed.
  
  The number of shares beneficially owned by Rodrigo Barillas consists of 1,626,883 shares owned by the Erik E. and Edith H. Bergstrom Foundation (the "Foundation"). Pursuant to Rule 13d-4, Jennifer Benz, Rodrigo Barillas, Janet Greig, Charles C. Davis and Ndola Prata hereby disclaim beneficial ownership of all shares owned by the Foundation.
- Janet Greig: type of reporting person: individual (IN), broker-dealer (BD); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,626,883; sole dispositive power 0; shared dispositive power 1,626,883; aggregate amount beneficially owned 1,626,883 (1.3% of the class)
  Comment: The reporting persons may be deemed to be members of a "group" within the meaning of Section 13(d)(3) of the Act and the rules and regulations thereunder. Membership in such group is hereby disclaimed.
  
  The number of shares beneficially owned by Janet Greig consists of 1,626,883 shares owned by the Erik E. and Edith H. Bergstrom Foundation (the "Foundation"). Pursuant to Rule 13d-4, Jennifer Benz, Rodrigo Barillas, Janet Greig, Charles C. Davis and Ndola Prata hereby disclaim beneficial ownership of all shares owned by the Foundation.
- Charles C. Davis: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,626,883; sole dispositive power 0; shared dispositive power 1,626,883; aggregate amount beneficially owned 1,626,883 (1.3% of the class)
  Comment: The reporting persons may be deemed to be members of a "group" within the meaning of Section 13(d)(3) of the Act and the rules and regulations thereunder. Membership in such group is hereby disclaimed.
  
  The number of shares beneficially owned by Charles C. Davis consists of 1,626,883 shares owned by the Erik E. and Edith H. Bergstrom Foundation (the "Foundation"). Pursuant to Rule 13d-4, Jennifer Benz, Rodrigo Barillas, Janet Greig, Charles C. Davis and Ndola Prata hereby disclaim beneficial ownership of all shares owned by the Foundation.
- Ndola Prata: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 1,626,883; sole dispositive power 0; shared dispositive power 1,626,883; aggregate amount beneficially owned 1,626,883 (1.3% of the class)
  Comment: The reporting persons may be deemed to be members of a "group" within the meaning of Section 13(d)(3) of the Act and the rules and regulations thereunder. Membership in such group is hereby disclaimed.
  
  The number of shares beneficially owned by Ndola Prata consists of 1,626,883 shares owned by the Erik E. and Edith H. Bergstrom Foundation (the "Foundation"). Pursuant to Rule 13d-4, Jennifer Benz, Rodrigo Barillas, Janet Greig, Charles C. Davis and Ndola Prata hereby disclaim beneficial ownership of all shares owned by the Foundation.

## Item 1. Issuer
Name of issuer: Adams Diversified Equity Fund, Inc.
Address of issuer's principal executive offices: 500 East Pratt Street, Suuite 1300, Baltimore, MD 21202

## Item 2. Person Filing
Name of person filing:
Edith H. Bergstrom
Edith H. Bergstrom Living Trust
Erik E. Bergstrom Charitable Remainder Trust
Erik E. and Edith H. Bergstrom Foundation
Jennifer Benz
Rodrigo Barillas
Janet Greig
Charles C. Davis
Ndola Prata
Address of principal business office or, if none, residence:
P.O. Box 126, Palo Alto, CA 94302 - Edith H. Bergstrom, Edith H. Bergstrom Living Trust, and Erik E. Bergstrom Charitable Remainder Trust.

P.O. Box 520, Palo Alto, CA 94302 - Erik E. and Edith H. Bergstrom Foundation, Jennifer Benz, Rodrigo Barillas, Janet Greig, Charles C. Davis and Ndola Prata.
Citizenship: Reference is made to Row 4 of pages 2 - 8 of this Schedule 13G (this "Schedule"), which are incorporated by reference herein.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: Reference is hereby made to Rows 5-9 of pages 2 - 8 of this Schedule, which are incorporated by reference herein.
Percent of class: Reference is hereby made to Row 11 of pages 2 - 8 of this Schedule, which are incorporated by reference herein.
Sole power to vote or to direct the vote: Reference is hereby made to Rows 5-9 of pages 2 - 8 of this Schedule, which are incorporated by reference herein.
Shared power to vote or to direct the vote: Reference is hereby made to Rows 5-9 of pages 2 - 8 of this Schedule, which are incorporated by reference herein.
Sole power to dispose or to direct the disposition: Reference is hereby made to Rows 5-9 of pages 2 - 8 of this Schedule, which are incorporated by reference herein.
Shared power to dispose or to direct the disposition: Reference is hereby made to Rows 5-9 of pages 2 - 8 of this Schedule, which are incorporated by reference herein.

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Exhibit 1

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Exhibits
Exhibit 1 Identity of Group Members
Exhibit 2 Joint Filing Undertaking

## Signatures
- Edith H. Bergstrom: /s/ Julia Bolous, By: Julia Bolous, Trustee (02/13/2025)
- Edith H. Bergstrom Living Trust: /s/ Julia Bolous, By: Julia Bolous, Trustee (02/13/2025)
- Erik E. Bergstrom Charitable Remainder Trust: /s/ Julia Bolous, By: Julia Bolous, Trustee (02/13/2025)
- Erik E. and Edith H. Bergstrom Foundation: /s/ Jennifer Benz, /s/ Rodrigo Barillas, /s/ Janet Greig, /s/ Charles C. Davis, /s/ Ndola Prata, By: Jennifer Benz, Rodrigo Barillas, Janet Greig, Charles C. Davis and Ndola Prata, Trustees (02/13/2025)
- Jennifer Benz: /s/ Jennifer Benz, Jennifer Benz (02/13/2025)
- Rodrigo Barillas: /s/ Rodrigo Barillas, Rodrigo Barillas (02/13/2025)
- Janet Greig: /s/ Janet Greig, Janet Greig (02/13/2025)
- Charles C. Davis: /s/ Charles C. Davis, Charles C. Davis (02/13/2025)
- Ndola Prata: /s/ Ndola Prata, Ndola Prata (02/13/2025)